EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8, numbers 333-118320, 333-43080, 333-76849 and 333-73666), pertaining to the 1995 Stock Plan for Employees and Directors of GSI Group Inc., the General Scanning Inc. 1992 Stock Option Plan, the General Scanning Inc. 1995 Directors’ Warrant Plan and the GSI Group Inc. Employee Stock Purchase Plan, of our reports dated March 9, 2007, with respect to the consolidated financial statements and schedule of GSI Group Inc., GSI Group Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of GSI Group, Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

March 9, 2007

Boston, Massachusetts